Item 77-K

November 24, 2003


Re:  	Notification - Replacement of Accountant Pursuant to Regulation S-K,
 Item 304

To Whom It May Concern:

On August 25, 2003, the Rydex Series Funds (the "Trust") engaged
PricewaterhouseCoopers LLP to serve as Independent Auditors for the Trust. This decision was approved by the audit committee of the Board of Trustees of the Trust.



Sincerely,



/s/ Carl G. Verboncoeur____
Carl G. Verboncoeur, Treasurer
Rydex Series Funds